Exhibit 99.1

Aesthetic Medical International Holdings Group Ltd. Announces Receipt of Decision from the Nasdaq Hearings Panel for Conditional Continued Listing

Shenzhen, China, April 25, 2024 (GLOBE NEWSWIRE) — Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, today announced that it has received the decision of the Hearings Panel (the “Panel”) of The Nasdaq Capital Market (the “Nasdaq”) advising the Company that the Panel determined to permit the continued listing of the Company's securities on the Nasdaq, subject to certain conditions, which include (i) on or before May 15, 2024, the Company shall obtain its board approval to conduct a reverse stock split at a 10-for-1 ratio; and (ii) on or before September 3, 2024, the Company shall demonstrate compliance with Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”) and all applicable requirements for continued listing on the Nasdaq.

As previously disclosed, the Company had been notified by the Nasdaq on March 6, 2024 that it had not regained compliance with the Minimum Bid Price Rule within the 180-calendar day grace period and is not eligible for a second 180-calendar day grace period for continued listing on the Nasdaq. The Company submitted a request for a hearing to the Panel to appeal the delisting determination for an extension to satisfy the Minimum Bid Price Rule for continued listing on the Nasdaq. The Panel hearing was held on April 11, 2024. On April 22, 2024, the Company received a decision from the Panel to grant the Company’s request for continued listing on the Nasdaq, subject to the certain conditions set out above.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that are spread across major cities in mainland China, with a major focus on the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services, and other aesthetic services. For more information regarding the Company, please visit https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Website: https://ir.aihgroup.net